Filed Pursuant to Rule 253(g)(2)
File No. 024-10999

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

SUPPLEMENT NO. 3 DATED MARCH 26, 2020
TO THE OFFERING CIRCULAR DATED JULY 19, 2019

This document supplements, and should be read in conjunction with, the offering circular of American Hospitality Properties REIT, Inc. (the “Company”), dated July 19, 2019 and filed by the Company with the Securities and Exchange Commission on July 23, 2019 and previously supplemented by Supplement No. 1, dated October 1, 2019, and Supplement No. 2, dated December 12, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Amendment to Risk Factors

The “Risk Factors” section of the Offering Circular is hereby amended to include the following risk factor:

The outbreak of the novel coronavirus (COVID-19) has significantly impacted the hotel industry’s occupancy rates and RevPar.

The hotel industry has been adversely affected by the impact of, and the public perception of a risk of, a pandemic disease.  In December 2019, a novel strain of a coronavirus (COVID-19) was identified in Wuhan, China, which has been subsequently spread to other regions of the world, and has resulted in increased travel restrictions and the extended shutdown of businesses in affected regions.  Since February, the hotel industry has experienced a significant decline in occupancy and RevPar and we expect the occupancy and RevPar reduction associated with COVID-19 will continue as hotels throughout the U.S. are recording significant reservation cancellations as well as a significant reduction in new reservations relative to prior expectations.  Government authorities are already imposing restrictions on travel and other business activities and the continued outbreak of the virus in the U.S. would likely result in additional restrictions on business operations and further reduce travel and demand at hotels.  The hotel industry is already experiencing the postponement or cancellation of business conferences and similar events. These events, as well other future, unpredictable occurrences, could result in a sustained and significant drop in the demand for hotels and have a material adverse effect on the hotel industry as a whole.

Transaction Price

The Transaction Price is $10.00 per Share, subject to future adjustments as described in the Offering Circular.